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Exhibit 12

Avis Group Holdings, Inc. and Subsidiaries

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in thousands)

			Predecessor Companies
		March 1, 2001 (Date of Acquisition) to September 30, 2001
	Nine Months Ended September 30, 2002		Two Months Ended February 28, 2001
Earnings available to cover fixed charges:
Income (loss) before income taxes	$96,917	$(8,534)	$(42,237)
Plus: Fixed charges	221,032	193,933	59,419
Less: Capitalization of interest	8	18	4

Earnings available to cover fixed charges	$317,941	$185,381	$17,178

Fixed charges:(a)
Interest, including amortization of deferred financing costs	$190,544	$168,433	$52,134
Interest portion of rental payment	30,488	25,500	7,285

Total fixed charges	$221,032	$193,933	$59,419

Ratio of earnings to fixed charges	$1.44x	$0.96x	$0.29x

(a)
Consists of interest expense on all indebtedness (including amortization of deferred financing costs and capitalized interest) and the portion of operating lease rental expense that is representative of the interest factor.

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Avis Group Holdings, Inc. and Subsidiaries COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (Dollars in thousands)